                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                        FOR THE MONTH OF MARCH [II], 2003

                        COMMISSION FILE NUMBER: 333-11910

                            ------------------------

                     MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
             (Exact name of Registrant as specified in its Charter)

                         MAXCOM TELECOMMUNICATIONS, INC.

                 (Translation of Registrant's name into English)

                            ------------------------

                      GUILLERMO GONZALEZ CAMARENA NO. 2000
                      COLONIA CENTRO DE CIUDAD DE SANTA FE

                                MEXICO, DF 01210
              (Address of Registrant's principal executive offices)

                            ------------------------

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F __x__ Form 40-F ____
                                            -

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

                                       Yes ____ No __x__

   Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

                                Yes ____ No __x__

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes _____ No __x__
                                                     -

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

                                    MAXCOM TELECOMUNICACIONES, S.A. DE C.V.


                                   By: /s/ GONZALO ALARCON ITURBIDE
                                       ----------------------------------------
                                   Name: Gonzalo Alarcon Iturbide
                                   Title:   General Counsel

Date: March 18, 2003

                                                                       EXHIBIT 1

                       [INVESTOR LOGO]


MARCH 14, 2003

For more information contact:

JOSE-ANTONIO SOLBES
Maxcom Telecomunicaciones
Mexico City, Mexico (52 55) 5147 1125
investor.relations@maxcom.com

LUCIA DOMVILLE
Citigate Financial Intelligence
New York, NY
(212) 840-0008 Ext. 268
lucia.domville@citigatefi.com


                [MAXCOM LOGO]



                INVESTOR UPDATE FOR THE MONTH OF FEBRUARY, 2003


                               LINES IN SERVICE       CUSTOMER BASE
1Q01                            28,352                 13,208
2Q01                            33,205                 18,653
3Q01                            56,786                 32,621
4Q01                            77,981                 47,196
1Q02                            85,339                 53,059
2Q02                            91,009                 58,772
3Q02                           109,903                 74,127
4Q02                           125,231                 89,950
Jan-03                         126,842                 91,084
Feb-03                         128,554                 92,441



                LINES                    DEC-02      JAN-03      FEB-03     VS. DEC02     VS. JAN03
                -----                    ------      ------      ------     ---------     ---------


Business Lines                            22,194     22,187      22,365            1%             1%
Residential Lines                         98,557     99,935     101,259            3%             1%
                                        --------     ------     -------           --             --

Total Voice Lines                       120,751     122,122     123,624            2%             1%
Wholesale                                  4,480      4,720       4,930           10%             4%
                                          -----       -----       -----           --             --
                TOTAL                   125,231     126,842     128,554            3%             1%
                                        -------     -------     -------           --             --

CUSTOMERS                               DEC-02       JAN-03     FEB-03      VS. DEC02    VS. JAN03
---------                               ------       ------     ------      ---------    ---------
Business                                   3,934      3,841       3,863           -2%             1%
Residential                               86,016     87,243      88,578            3%             2%
                                          ------     ------      ------           --             --
                TOTAL                     89,950     91,084      92,441            3%             1%
                                          ------     ------      ------           --             --

Mexico                                    43,185     43,990      44,373            3%             1%
Puebla                                    44,813     44,918      45,698            2%             2%
Queretaro                                  1,952      2,176       2,370           21%             9%
                                           -----      -----       -----           --             --

The number of lines in service at the end of February '03 increased 1% to 128,554 lines, from 126,842 lines at the end of January '03. Residential lines at the end of February '03 were 101,259, while 22,365 lines were business lines and 4,930 or 3.8%, were wholesale lines.

Total customers grew 1% to 92,441 at the end of February '03, from 91,084 at the end of January '03. The growth in number of customers by region was distributed as follows: 1% in Mexico City; (ii) 2% in Puebla; and, (iii) 9% in Queretaro. The growth in number of customers by segment was 1% in business customers and 2% in residential customers.

                                      # # #

MAXCOM TELECOMUNICACIONES, S.A. DE C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a "smart-build" approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance and data services in greater metropolitan Mexico City, Puebla and Queretaro.